

Mail Stop 3561

January 21, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Stephen Spritzer
Chief Financial Officer
Clark Holdings, Inc.
121 New York Avenue
Trenton, New Jersey 08638

   Re: Clark Holdings Inc.
     Form 10-K or the year ended January 3, 2009
     File No. 001-32735

Dear Mr. Spritzer:

   We have reviewed your response filed January 8, 2010 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended January 3, 2009

Financial Statements

General

1. Refer to our previous comment 6. While you may have satisfied the requirements of Rule 3-05 and 8-01 of Regulation S-X with regard the provision of audited financial statements at the time of the transaction, as CGI is your predecessor the historical financial statements of CGI prior to the acquisition date are necessary to comply with Rule 8-02 of Regulation S-X. Please revise your January 3, 2009 Form 10-K accordingly.

Income Statement, page 50

2. Refer to our previous comment 7. We continue to believe the terms "gross profit" and "net revenue" are inappropriate given your business model. Please revise to exclude such terms and for consistency with others in the industry.

3. As a related matter, your income statement format with regard to the presentation of consolidated results for the entire year with the mathematical elimination of net results for the period prior to the transaction is not appropriate. Your income statement should only include amounts attributable to the consolidated entity after the date of the transaction. Please revise.

Note 6 - Impairment of Goodwill and Identifiable Intangible Assets, page 63

4. Refer to our previous comment 13. Please revise your policy note in your amended document to include a detailed description of the relief from royalty method similar to that contained in your response. Discuss the significant assumptions utilized by management and the nature of and reasons for the changes in these assumptions as of January 3, 2009 as discussed in the final paragraph of your response.

5. Refer to our previous comments 13 and 14. From your discussion of how you determined the royalty rate used in your analysis and also how you determined the total impairment charge, it appears the most significant assumption is the sales growth rate forecast. We note from your response to our previous comment 14 that during the quarterly period ended July 4, 2009, you revised your financial projections to incorporate certain cost reductions, and your forecasts showed a significant increase in profitability and cash flow. Please tell us how these revised forecasts compared to your original forecasts used in the January 3, 2009 impairment analysis.

6. As a related matter, given the remaining balance of $16 million in intangible assets, it appears further impairment charges may have a material impact on your results. As

such, please provide us with and consider expanding your disclosures in future filings to include the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test,
- More detailed description of the methods and key assumptions used and how the key assumptions were determined,
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market-derived rate of return).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes or 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief